UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC. FILE NUMBER 1-09731
(Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K [ X ] Form 10-Q and Form 10-QSB ☐ Form N-SAR	CUSIP NUMBER 042698 30 8
For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION Arrhythmia Research Technology Inc. Full Name of Registrant
Not applicable Former Name if Applicable
25 Sawyer Passway Address of Principal Executive Office (Street and Number) Fitchburg, MA 01420 City, State and Zip Code

PART 11 - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K and 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report on portion thereof, could not be filed within the prescribed time period.

The Registrant had an event at the filing deadline that materially altered the results of operations and required additional review.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
David A. Garrison
(Name)

(978) 345-5000
(Area Code and Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

* Arrhythmia Research Technology, Inc. (the “Company”) (AMEX: HRT) and its wholly owned subsidiary Micron Products, Inc. (“Micron”) reported total revenue of $5,009,000 and net income of $234,000 for the quarter ended March 31, 2007 compared to total revenue of $4,269,000 and net income of $521,000 for the same quarter of 2006. Net income per share for the three months ended March 31, 2007 decreased to $ 0.09 per share from $ 0.20 per share for the same period in 2006.

Total revenue increased by 17% in the quarter ending March 31, 2007 as compared to the same period in 2006. Revenue from Micron’s medical sensors and snaps with silver surcharge decreased $510,000, while high volume precision molded products and other miscellaneous sales increased $90,000 in the quarter. More than half of the decrease in sensors and snaps sales was due to a precipitous drop in European sensor sales, primarily due to excessive customer inventory levels. The remaining decrease was due to the shift of a customer’s orders normally filled by Micron to a competitor due to pricing differences. Revenue from Micron’s New England Molders (“NEM”) division’s custom molded products increased $532,000, and Micron Integrated Technology (“MIT”) division’s sales increased $419,000. The new Leominster Tool division contributed $209,000 to the increase in revenue for the quarter.

Arrhythmia Research Technology Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2007

By: /s/ David A. Garrison
David A. Garrison
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.